UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67161 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Navy Federal Brokerage Services, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

820 Follin Lane
(No. and Street)

| Vienna | Virginia | 22180 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Xiaoning Gunn 703-206-2003
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

| 1800 Tysons Boulevard | McLean | Virginia | 22102 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Patricia P. Wood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navy Federal Brokerage Services, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI A. CARTER
NOTARY PUBLIC
REG. #276539
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES MARCH 31, 2018

Lori A. Carter
Notary Public

Patricia P. Wood
Signature

Chief Operating Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Navy Federal Brokerage Services, LLC
(An Indirect Wholly Owned Subsidiary of Navy Federal Credit Union)
(Sec I.D. No. 8-67161)

Statement of Financial Condition
December 31, 2016

Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

**Navy Federal Brokerage Services, LLC**
(An Indirect Wholly Owned Subsidiary of Navy Federal Credit Union)
**Index**
**December 31, 2016**



**Report of Independent Registered Public Accounting Firm**

To Management of Navy Federal Brokerage Services, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Navy Federal Brokerage Services, LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial position based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial position presentation. We believe that our audit of the statement of financial position provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2017

*PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102-4261*
*T: (703) 918 3000, F: (703) 918 3100,* www.pwc.com/us

**Navy Federal Brokerage Services, LLC**
(An Indirect Wholly Owned Subsidiary of Navy Federal Credit Union)
**Statement of Financial Condition**
**As of December 31, 2016**

**Assets:**

| | |
|---|---|
| Cash and cash equivalents | $6,612,309 |
| Accounts receivable | 647,263 |
| Prepaid expenses | 271,292 |
| Other assets | 4,696 |
| Total assets | $7,535,560 |

**Liabilities:**

| | |
|---|---|
| Accrued expenses | $1,138,635 |
| Accounts payable | 27,959 |
| Other liabilities | 4,269 |
| Total liabilities | 1,170,863 |

Commitments and contingencies (See Note 3)

**Member's Interest:**

| | |
|---|---|
| Member's interest | 3,500,000 |
| Retained earnings | 2,864,697 |
| Total member's interest | 6,364,697 |
| Total liabilities and member's interest | $7,535,560 |

*The accompanying notes are an integral part of these financial statements.*

**Navy Federal Brokerage Services, LLC**
(An Indirect Wholly Owned Subsidiary of Navy Federal Credit Union)
**Notes to the Financial Statements**
**As of December 31, 2016**

### 1. Organization and Nature of Business

Navy Federal Brokerage Services, LLC ("NFBS" or "the Company") is a registered broker-dealer, a Securities Exchange Commission ("SEC") registered investment adviser, and is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The Company was formed in the Commonwealth of Virginia on September 6, 2005 as a limited liability company.

The Company is a wholly owned subsidiary of Navy Federal Financial Group, LLC ("NFFG"), which is a wholly owned subsidiary of Navy Federal Credit Union ("NFCU"). NFBS provides broker-dealer and investment advisory services primarily to NFCU members. NFCU is a federally chartered credit union domiciled in the Commonwealth of Virginia. NFFG is the sole member of the limited liability company and as such, NFBS's liability is limited to NFFG's capital investment.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirement of paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer.

### 2. Summary of Significant Accounting Policies

**Basis of Presentation**
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP), and in format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

**Use of Estimates**
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

**Cash and cash equivalents**

Cash and cash equivalents consist of demand deposits and money market accounts with financial institutions. The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less.

**Income Taxes**

NFBS is a single member limited liability company and as such is not subject to federal and state income tax. The Company is, however subject to entity level taxes, not based on income.

As of December 31, 2016, the Company believes it does not have any uncertain tax positions which did not meet the more likely than not measurement threshold. The current and prior two tax years remain subject to examination by state and local tax authorities.

**Financial Instruments**

The carrying amounts of cash, receivables and payables approximated fair value due to the short-term maturity of the instruments.

**New Accounting Pronouncements**

ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be titled in exchange for those goods or services. The guidance should be applied either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this guidance recognized at the date of initial application. The ASU is effective for the annual reporting periods beginning after December 15, 2018. The Company is currently assessing the impact on its financial statements.

3. **Employee Retirement Benefit Plans**

NFBS participates in NFCU's retirement benefit plans including a defined benefit pension plan, 401(k) defined contributions and 457(b) savings plan.

4. **Commitments and Contingencies**

In the normal course of business, the Company enters into contracts that confirm a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not

occurred. The Company believes the risk of loss to be remote. NFBS maintains Errors and Omissions insurance as well as a fidelity bond to help mitigate losses.

**Receivables from clearing firms and other broker-dealers**
Receivables include funds due from CUSO Financial Services, L.P. (CFS) which represents cash balances and deposits from commissions and interest receivable from Pershing, the Company's clearing broker, less any fees that CFS charges for the services they provide. CFS provides back office support for NFBS through a tri-party agreement. The Company is subject to credit risk should the clearing broker or CFS be unable to repay the balance reflected on the Statement of Financial Condition. However, the Company does not anticipate non-performance by either the clearing broker or CFS. The carrying value approximates the fair value as the balance is short term. The Company clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

5. **Related Party Transactions**

The Company contracts with NFFG to provide sales support, rent, marketing and administrative services. The contract is month-to-month with a 30 day right to cancel by either party.

As of December 31, 2016 included in Accounts receivable are amounts due from Navy Federal Asset Management LLC ("NFAM") of $213,704 and NFFG of $6,604. NFAM is a wholly owned subsidiary of NFFG, and in accordance with the management agreement with NFAM, services and expenses incurred by NFBS that are shared with NFAM are allocated to NFAM at the end of each accounting period.

As of December 31, 2016 included in Accounts payable are amounts due to NFCU of $24,856. These amounts represent miscellaneous expenses for NFFG employees appointed by NFBS to support the business functions of NFBS.

6. **Net Capital Requirement**

The Company is subject to the Uniform Net Capital Rule under Rule 15c3-1of the Securities Exchange Act of 1934, which requires the maintenance of minimum

net capital. The Company computes net capital, as defined, of not less than 6.67 percent of aggregate indebtedness, also as defined. As of December 31, 2016, the Company had net capital of $5,764,029, which was $5,685,972 in excess of its required net capital of $78,058. As of December 31, 2016, the Company's aggregate indebtedness to net capital ratio was 0.20 to 1.00.

## 7. Rule 15c3-3 Exemption

The Company is exempt from provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker-dealer or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker-dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers under Rule 15c3-3.

## 8. Subsequent Events

The Company has evaluated subsequent events through February 24, 2017, the date these financial statements were issued.

Subsequent to the date of the financial statements on January 1, 2017, NFAM which is a wholly-owned subsidiary of NFFG was merged into NFBS to facilitate operational efficiencies. The transaction represented a merger between entities under common control (NFFG) and had an insignificant impact on NFBS's financial statements.